TEXTMUNICATION HOLDINGS, INC.

1940 Contra Costa Blvd.

Pleasant Hill, CA 94523

November 20, 2015

Ji Shin / Attorney-Advisro

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re: Request to Withdraw

Textmunication Holdings, Inc.

Registration Statement on Form S-1

Filed June 2, 2015

File No. 333-204641

Dear Ji Shin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Textmunication Holdings, Inc. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on June 2, 2015 (the “Registration Statement”). The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing with Tarpon Bay Partners, LLC at this time. No shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Mr. Wais Asefi, at wais@textmunication.com.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Wais Asefi
Wais Asefi
CEO of Textmunication Holdings, Inc.